File No. 812-14020

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO THE APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT.

MEDLEY CAPITAL CORPORATION, MEDLEY LLC, MCC ADVISORS LLC, MEDLEY CAPITAL LLC, MEDLEY OPPORTUNITY FUND LP, MEDLEY OPPORTUNITY FUND LTD, MEDLEY GP LLC, MEDLEY OPPORTUNITY FUND II LP, MEDLEY OPPORTUNITY FUND II (CAYMAN) LP, MOF II GP LLC, MOF II GP (CAYMAN) LTD., MOF II MANAGEMENT LLC, MEDLEY SBIC, LP, MEDLEY SBIC GP, LLC, MEDLEY CREDIT STRATEGIES MASTER LP, MEDLEY CREDIT STRATEGIES GP, LLC, MEDLEY CREDIT STRATEGIES LLC, SIERRA INCOME CORPORATION, SIC ADVISORS, LLC.

375 Park Avenue, Suite 3304

New York, NY 10152

(212) 759-0777

All Communications, Notices and Orders to:

Brook Taube

Medley Capital Corporation

Seth Taube

Sierra Income Corporation

375 Park Avenue, Suite 3304

New York, NY 10152

(212) 759-0777

Copies to:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Sutherland Asbill & Brennan LLP

700 6th Street, N.W.

Washington, DC 20001

(202) 383-0100

January 14, 2013

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

MEDLEY CAPITAL

CORPORATION, MEDLEY LLC,

MCC ADVISORS LLC, MEDLEY

CAPITAL LLC, MEDLEY

OPPORTUNITY FUND LP,

MEDLEY OPPORTUNITY FUND

LTD, MEDLEY GP LLC,

MEDLEY OPPORTUNITY FUND

II LP, MEDLEY OPPORTUNITY

FUND II (CAYMAN) LP, MOF II

GP LLC, MOF II GP (CAYMAN)

LTD., MOF II MANAGEMENT

LLC, MEDLEY SBIC, LP,

MEDLEY SBIC GP, LLC,

MEDLEY CREDIT STRATEGIES

MASTER LP, MEDLEY CREDIT

STRATEGIES GP, LLC,

MEDLEY CREDIT

STRATEGIES, LLC, SIERRA

INCOME CORPORATION, SIC

ADVISORS, LLC.

375 Park Avenue, Suite 3304

New York, NY 10152

(212) 759-0777

File No. 812-14020

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

AMENDMENT NO. 3 TO THE

APPLICATION FOR AN AMENDED
ORDER PURSUANT TO SECTIONS
57(a)(4) AND 57(i) OF THE
INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER

THE ACT PERMITTING CERTAIN

JOINT TRANSACTIONS OTHERWISE

PROHIBITED BY SECTION 57(a)(4) OF

THE ACT.

INTRODUCTION

The following entities hereby request an amended order (the “Amended Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 promulgated under the Act,2 permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

1 Unless otherwise indicated, all section references herein are to the Act.

2 Unless otherwise indicated, all rule references herein are to rules under the Act.

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•	Medley Capital Corporation (“MCC”),

•	Medley SBIC, LP (“Medley SBIC”) and its general partner, Medley SBIC GP, LLC (the “SBIC General Partner”),

•	Medley LLC, the holding company for the Regulated Entity Advisers and the Existing Affiliated Investment Advisers (each as defined below),

•	MCC Advisors LLC, MCC’s investment adviser (“MCC Advisors”),

•	Medley Capital LLC, MOF II Management LLC and Medley Credit Strategies LLC (collectively, the “Existing Affiliated Investment Advisers”), [3]

•	Medley GP LLC, MOF II GP LLC, MOF II GP (Cayman) Ltd. and Medley Credit Strategies GP, LLC (collectively, the “Existing General Partners”), [4]

•	Medley Opportunity Fund LP, Medley Opportunity Fund Ltd., Medley Opportunity Fund II LP, Medley Opportunity Fund II (Cayman) LP and Medley Credit Strategies Master LLP (collectively, the “Existing Affiliated Funds”), [5]

•	Sierra Income Corporation (“Sierra”), and

•	SIC Advisors, LLC, Sierra’s investment adviser (“SIC Advisors”).

In this Amendment No. 2:

•	The term “Affiliated Funds” means the Existing Affiliated Funds and the Future Affiliated Funds (as defined below).

3 The Existing Affiliated Investment Advisers are domestic limited liability companies and are directly wholly-owned by and directly controlled by, Medley LLC. Medley LLC is controlled by the Principals (as defined below). Medley LLC currently is exempt from registration under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), as a holding company that does not directly advise an investment company. Medley Capital LLC, Medley Credit Strategies LLC and MOF II Management LLC are registered investment advisers under the Advisers Act.

4 The Existing General Partners are directly wholly-owned by, and directly controlled by, Medley GP Holdings LLC. Medley GP Holdings LLC is controlled by the Principals (as defined below).

5 No Existing Affiliated Fund is a subsidiary of a Regulated Entity (as defined below).

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•	The term “Affiliated Investment Advisers” means the Existing Affiliated Investment Advisers, together with any future investment advisers that Medley LLC controls that advise Affiliated Funds.

•	The term “Applicants” refers to MCC, Sierra, Medley SBIC, SBIC General Partner, Medley LLC, MCC Advisors, SIC Advisors, the Affiliated Investment Advisers, the Existing General Partners and the Existing Affiliated Funds.

•	The term “Board” means, with respect to any Regulated Entity (as defined below), the board of directors of that Regulated Entity (including the MCC Board, for MCC, and the Sierra Board, for Sierra).

•	The term “Co-Investment Transaction” means any transaction in which a Regulated Entity participated, in reliance on the Amended Order or the Prior Order (as defined below), (a) together with one or more other Regulated Entities and/or (b) together with one or more Affiliated Funds.

•	The term “Future Affiliated Funds” means any entity whose (i) investment adviser is an Existing Affiliated Investment Adviser, (ii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act and (iii) that is not a subsidiary of a Regulated Entity.

•	The term “Independent Directors” means, with respect to any Board, the directors who are not “interested persons” within the meaning of Section 2(a)(19).

•	The term “Participating Funds” means Affiliated Funds that have the capacity to, and elect to, co-invest with the Regulated Entities.

•	The term “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Entity (as defined below) could not participate together with one or more Regulated Entities and/or together with one or more Affiliated Funds without obtaining and relying on the Amended Order.

•	The term “Regulated Entity” means any of (i) MCC, (ii) Sierra, or (iii) any future BDC[6] whose investment adviser is a Regulated Entity Adviser, including any future BDC that is an SBIC Subsidiary of MCC, Sierra or another future BDC described in this clause (iii).

•	The term “Regulated Entity Advisers” means (i) MCC Advisors, (ii) SIC Advisors, and (iii) any future investment adviser that Medley LLC controls that advises a Regulated Entity.

6 Section 2(a)(48) defines a business development company (“BDC”) to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

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•	The term “SBIC Subsidiary” means an entity that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”).

•	The term “Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests), whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) that either does not pay a separate advisory fee, including any performance-based fee, to any person or is advised by a Regulated Entity Adviser; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. All subsidiaries participating in the Co-Investment Program will be Wholly-Owned Investment Subs and will have Objectives and Strategies (as defined below) that are either substantially the same as, or a subset of, their parent Regulated Entity’s Objectives and Strategies. An SBIC Subsidiary may be a Wholly-Owned Investment Sub if it satisfies the conditions in this definition.

The Amended Order would supersede an exemptive order issued by the Commission on March 26, 2012 (the “Prior Order”)7 that was granted pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Amended Order is granted.

The relief requested in this application for an Amended Order (the “Application”) would allow one or more Regulated Entities and one or more Affiliated Funds to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 (the “Co-Investment Program”).8

All existing entities that currently intend to rely on the Amended Order have been named as Applicants. Any other existing or future entity that relies on the Amended Order in the future will comply with the terms and conditions of the Application.

7 In the Matter of Medley Capital Corporation, et. al., Investment Company Act Release Nos. 29967 (Feb. 27, 2012) (notice) and 30009 (Mar. 26, 2012) (order).

8 A Regulated Entity may, subject to the terms and conditions of the order, make additional investments in securities of issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”).

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I. APPLICANTS

A.	Medley Capital Corporation

MCC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC. MCC filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its initial public offering, which became effective on January 20, 2011. In addition, MCC has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. MCC’s principal place of business is 375 Park Avenue, Suite 3304, New York, New York 10152.

MCC’s investment objective is to generate current income and capital appreciation by lending directly to privately-held middle market companies. MCC’s investments are made directly through MCC, and may in the future be made through one or more Wholly-Owned Investment Subs that MCC may establish from time to time. Such Wholly-Owned Investment Subs will have Objectives and Strategies (as defined below) that are substantially the same as, or a subset of, those of MCC, although the Wholly-Owned Investment Subs will be subject to different regulatory regimes. MCC’s portfolio will generally consist of secured loans, and, to a lesser extent, subordinate loans and equity positions in situations where they are also a secured lender. MCC seeks to provide customized financing solutions, typically in the form of secured loans to corporate and asset-based borrowers, and may utilize structures such as sale leaseback transactions, direct asset purchases or other hybrid structures that it believes replicate the economics and risk profile of secured loans. MCC may also selectively make subordinated debt and equity investments in borrowers to which they have extended secured debt financing. MCC believes that its proposed investment strategy will allow it to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.

MCC’s business and affairs are managed under the direction of MCC’s board of directors (the “MCC Board”). The MCC Board currently consists of seven members, four of whom are Independent Directors. Each of Andrew Fentress, Brook Taube and Seth Taube (the “Principals”) serves as a director on the MCC Board. The MCC Board delegates daily management and investment authority to MCC Advisors pursuant to an investment management agreement (the “Investment Management Agreement”). MCC Advisors also serves as MCC’s administrator pursuant to an administration agreement (the “Medley Administration Agreement”). Andrew Fentress and Seth Taube are not officers of MCC. Brook Taube serves as MCC’s Chief Executive Officer. None of the Principals will benefit directly or indirectly from any Co-Investment Transaction, other than by virtue of the ownership of securities of MCC and the Affiliated Investment Advisers, and none will participate individually in any Co-Investment Transaction.

B.	Medley SBIC, LP and Medley SBIC GP, LLC

Medley SBIC was organized as a limited partnership under the laws of the state of Delaware on February 8, 2012, and submitted an application for a license to operate as an SBIC under the SBA Act with the SBA on December 9, 2011 (the “SBIC Application”). Medley SBIC has the same investment objective and strategies as MCC, as summarized above.

If the SBA approves the SBIC Application, MCC will have the ability to issue, through Medley SBIC, debentures guaranteed by the SBA at favorable interest rates. Medley SBIC will not be registered under the Act based on the exclusion from the definition of investment company contained in Section 3(c)(7). MCC directly owns a 100% limited partnership interest in Medley SBIC.

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The SBIC General Partner was organized as a limited liability company under the laws of the state of Delaware on February 8, 2012, and is a wholly-owned subsidiary of MCC, which is the sole member of the SBIC General Partner. Each of the Principals are managers of the SBIC General Partner. MCC may remove the managers of the SBIC General Partner at any time, with or without cause, subject to the approval of the SBA.

Medley SBIC is functionally a wholly-owned subsidiary of MCC because MCC and the SBIC General Partner (which is a wholly-owned subsidiary of MCC) own all of the equity and voting interests in Medley SBIC.

MCC effectively controls Medley SBIC because SBIC General Partner is a wholly-owned subsidiary of MCC. MCC’s Board may remove the managers of SBIC General Partner with or without cause, subject to SBA approval. Moreover, MCC owns all of the limited partnership interests of Medley SBIC, and believes that its oversight of Medley SBIC is appropriate to protect MCC’s interests. Accordingly, the MCC Board effectively has the power to exercise authority and provides oversight with respect to Medley SBIC and will in fact exercise such authority and provide such oversight.

Subject to the overall supervision of the MCC Board, MCC Advisors will serve as the investment adviser to Medley SBIC pursuant to a management services agreement dated as of March 23, 2012 (as amended and re-approved from time to time by the MCC Board, the “Management Services Agreement”).

On March 27, 2012, MCC, Medley SBIC, the SBIC General Partner and MCC Advisors filed an application with the Commission for an order pursuant to Section 6(c) granting exemptions from Sections 18(a) and 61(a). On November 14, 2012, the Commission issued an order (the “SBIC Order”)9  permitting MCC to adhere to a modified asset coverage requirement under Section 61 with respect to any direct or indirect wholly owned subsidiary of MCC that is an SBIC and relies on section 3(c)(7) for an exemption from the definition of an “investment company” under the Act.

C.	Sierra Income Corporation

Sierra is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. Sierra filed a registration statement on Form N-2 (File No. 333-175624) under the 1933 Act in connection with its initial public offering, which became effective on April 16, 2012. SC Distributors, LLC serves as Sierra’s dealer manager for this best efforts, continuous basis offering of 150,000,000 shares of Sierra’s common stock. In addition, Sierra intends to make an election to be treated for federal income tax purposes as a RIC under the Code, and intends to continue to make such election in the future. Sierra’s principal place of business is 375 Park Avenue, 33rd Floor, New York, New York 10152.

9 Medley Capital Corporation et.al. Investment Company Act Release Nos. 30234 (Oct. 16, 2012) (notice) and 30262 (Nov. 14, 2012) (order).

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Sierra’s investment objective is to generate current income and capital appreciation by investing primarily in the debt of privately-held U.S. companies with a focus on senior secured debt, second lien debt and, to a lesser extent, subordinated debt. Sierra’s investments are made directly through Sierra, and may in the future be made through one or more Wholly-Owned Investment Subs that Sierra may establish from time to time. Such Wholly-Owned Investment Subs will have Objectives and Strategies (as defined below) that are substantially the same as, or a subset of, those of Sierra, although the Wholly-Owned Investment Subs will be subject to different regulatory regimes. Sierra intends to originate transactions sourced through the existing network of its advisor, SIC Advisors, and expects to acquire debt securities through the secondary market. Sierra may make equity investments in companies but does not expect this to be a substantial portion of its portfolio.

Sierra’s business and affairs are managed under the direction of a board of directors (the “Sierra Board”). The Sierra Board currently consists of five members, three of whom are Independent Directors. Two of the Principals, Brook and Seth Taube, serve as interested directors on the Sierra Board. Seth Taube also serves as President and Chief Executive Officer of Sierra. The Sierra Board delegates daily management and investment authority to the SIC Advisors pursuant to an investment management agreement (the “Sierra Investment Management Agreement”). Medley Capital LLC serves as Sierra’s administrator pursuant to an administration agreement (the “Sierra Administration Agreement”). The responsibilities of Medley Capital LLC under the Sierra Administration Agreement include overseeing Sierra’s financial records, preparing reports to Sierra stockholders and reports filed with the Commission, and generally monitoring the payment of Sierra’s expenses and the performance of administrative and professional services rendered to Sierra by others.

D.	Medley LLC

Medley LLC is the direct or indirect holding company for MCC Advisors, SIC Advisors and the Existing Affiliated Investment Advisers. Medley LLC is controlled by the Principals.

E.	The Regulated Entity Advisers, the Existing Affiliated Investment Advisers and Affiliated Investment Advisers

MCC Advisors. MCC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act serves as the investment adviser to MCC and Medley SBIC pursuant to the Investment Management Agreement and the Management Services Agreement (collectively, the “Management Agreements”). Subject to the overall supervision of the Board, MCC Advisors manages the day-to-day operations of, and provides investment advisory and management services to, MCC and Medley SBIC. Under the terms of the Management Agreements, MCC Advisors: (i) determines the composition of MCC’s and Medley SBIC’s portfolios, the nature and timing of the changes to such portfolios and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments that MCC and Medley SBIC make (including performing due diligence on prospective portfolio companies); (iii) closes and monitors the investments MCC and Medley SBIC make; and (iv) determines the securities and other assets that MCC and Medley SBIC purchases, retains or sells. MCC Advisors’ services under the Management Agreements are not exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to MCC and Medley SBIC.

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Pursuant to the Medley Administration Agreement, MCC Advisors furnishes MCC with office equipment and clerical, bookkeeping and record keeping services at MCC’s office facilities. Under the Medley Administration Agreement, MCC Advisors also performs, or oversees the performance of, MCC’s required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations. MCC Advisors is responsible for the financial records that MCC is required to maintain and prepares reports to MCC’s stockholders and reports filed with the Commission. In addition, MCC Advisors assists MCC in determining and publishing MCC’s net asset value, oversees the preparation and filing of MCC’s tax returns and the printing and dissemination of reports to MCC’s stockholders, and generally oversees the payment of MCC’s expenses and the performance of administrative and professional services rendered to MCC by others.

SIC Advisors. SIC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to Sierra pursuant to the Sierra Investment Management Agreement. SIC Advisors is a majority owned subsidiary of Medley, LLC. Subject to the overall supervision of the Sierra Board, SIC Advisors manages the day-to-day operations of, and provides investment advisory and management services to, Sierra. Under the terms of the Sierra Investment Management Agreement, SIC Advisors: (i) determines the composition of Sierra’s portfolio, the nature and timing of the changes to Sierra’s portfolio and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments Sierra makes (including performing due diligence on the Sierra’s prospective portfolio companies); (iii) closes and monitors the investments Sierra makes; and (iv) determines the securities and other assets that Sierra purchases, retains or sells. SIC Advisors’ services under the Sierra Investment Management Agreement are not exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to Sierra. The Principals are, collectively, majority owners of SIC Advisors.

The Existing Affiliated Investment Advisers. The Existing Affiliated Investment Advisers currently serve as investment advisers to the Existing Affiliated Funds. Additionally, Affiliated Investment Advisers may serve as investment adviser to Future Affiliated Funds.

The Regulated Entity Advisers and the Affiliated Investment Advisers are controlled by Medley LLC. The Principals control Medley LLC.

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F.	Existing Affiliated Funds

Medley Opportunity Fund LP

Medley Opportunity Fund LP is a Delaware limited partnership. Medley GP LLC, a Delaware limited liability company, is the general partner of Medley Opportunity Fund LP and Medley Capital LLC is the investment adviser for Medley Opportunity Fund LP. The Principals are the managing members of Medley GP LLC and Medley Capital LLC. Medley GP LLC is responsible for managing the business of Medley Opportunity Fund LP. Medley Capital LLC is responsible for investment advisory services for Medley Opportunity Fund LP. Medley Capital LLC and MCC Advisors are under common control of Medley LLC. The Principals control Medley LLC. Medley GP LLC is under common control of Medley GP Holdings LLC. The Principals control Medley GP Holdings LLC.

The investment strategy of Medley Opportunity Fund LP is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund LP is similar to the Regulated Entities’ respective investment strategies.

Medley Opportunity Fund Ltd.

Medley Opportunity Fund Ltd. is an exempted company incorporated and existing under the laws of the Cayman Islands. Medley Capital LLC is the investment adviser for Medley Opportunity Fund Ltd. The Principals are the managing members of Medley Capital LLC. Medley Capital LLC is responsible for management and operations of Medley Opportunity Fund Ltd. Medley Capital LLC and MCC Advisors are under common control of Medley LLC.

The investment strategy of Medley Opportunity Fund Ltd. is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund Ltd. is similar to the Regulated Entities’ respective investment strategies.

Medley Opportunity Fund II LP

Medley Opportunity Fund II LP is a Delaware limited partnership. MOF II GP LLC, a Delaware limited liability company, is the general partner of Medley Opportunity Fund II LP and MOF II Management LLC, a Delaware limited liability company, is the investment adviser for Medley Opportunity Fund II LP. The Principals are the managing members of MOF II GP LLC and MOF II Management LLC. MOF II GP LLC is responsible for managing the business of Medley Opportunity Fund II LP. MOF II Management LLC is responsible for investment advisory services for Medley Opportunity Fund II LP. MOF II Management LLC is under common control of Medley LLC. MOF II GP LLC is under common control of Medley GP Holdings LLC.

The investment strategy of Medley Opportunity Fund II LP is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund II LP is similar to the Regulated Entities’ respective investment strategies.

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Medley Opportunity Fund II (Cayman) LP

Medley Opportunity Fund II (Cayman) LP is an exempted Cayman Islands limited partnership. MOF II GP (Cayman) Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands, is the general partner of Medley Opportunity Fund II (Cayman) LP and MOF II Management LLC is the investment adviser for Medley Opportunity Fund II (Cayman) LP. The Principals are the managing members of MOF II Management LLC. MOF II GP (Cayman) Ltd. is managed by a board of directors, consisting of Mr. Brook Taube and two independent members. MOF II GP (Cayman) Ltd. is responsible for managing the business of Medley Opportunity Fund II (Cayman) LP. MOF II Management LLC is responsible for investment advisory services for Medley Opportunity Fund II (Cayman) LP. MOF II Management LLC is under common control of Medley LLC. MOF II GP (Cayman) Ltd. is under common control of Medley GP Holdings LLC.

The investment strategy of Medley Opportunity Fund II (Cayman) LP is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund II (Cayman) LP is similar to the investment strategy of the Regulated Entities.

Medley Credit Strategies Master LP

Medley Credit Strategies Master LP is a Delaware limited partnership. Medley Credit Strategies GP, LLC, a Delaware limited liability company, is the general partner for Medley Credit Strategies Master LP. Medley Credit Strategies, LLC, a Delaware limited liability company, is the investment adviser for Medley Credit Strategies Master LP. Brook Taube, Joseph Schmuckler and Robert Comizio are the managing members of Medley Credit Strategies GP, LLC and Medley Credit Strategies, LLC. Medley Credit Strategies, LLC is responsible for managing the business of Medley Credit Strategies Mast LP. Medley Credit Strategies Master LP is a hedge fund whose investment strategy is to generate current income and capital appreciation by investing and trading in securities, and is similar to the investment strategy of the Regulated Entities.

Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1) or 3(c)(7).

II. RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A.	Co-Investment in Portfolio Companies by the Regulated Entities and the Affiliated Funds

It is anticipated that each Regulated Entity may co-invest in portfolio companies with one or more Affiliated Funds advised by the Affiliated Investment Advisers and/or one or more Regulated Entities.

The Regulated Entity Advisers and the Regulated Entities believe that determining the allocation of a co-investment opportunity based on a pro rata share of the capital available for investment by the applicable Regulated Entities and the Participating Funds provides for the equitable allocation of co-investments and takes into account the current capacity of such Regulated Entities and Participating Funds to make the type of investment presented by the co-investment opportunity.

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1.	Reasons for Co-Investing

It is anticipated that co-investment in portfolio companies by the Regulated Entities and the Affiliated Funds should increase the number of favorable investment opportunities for the Regulated Entities. The Co-Investment Program will be implemented if it is approved by a Required Majority (as defined below) of the applicable Regulated Entity.

The Regulated Entity Advisers expect that co-investment by the Regulated Entities and the Affiliated Funds, or among the Regulated Entities themselves, will provide the Regulated Entities with the ability to achieve greater diversification and, together with the Affiliated Funds, the opportunity to exercise greater influence on the portfolio companies in which the Regulated Entities and the Participating Funds co-invest.

A BDC that makes investments of the type contemplated by the Regulated Entities typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as the Regulated Entities, which seek certain favorable tax treatment under Subchapter M of the Code.10 In view of the foregoing, in cases when a Regulated Entity Adviser identifies investment opportunities requiring larger capital commitments it must seek the participation of other entities with similar investment styles. The availability of the Affiliated Funds and/or other Regulated Entities as investing partners of a Regulated Entity may alleviate the necessity in certain circumstances.

Without the opportunity for co-investment, each Regulated Entity, acting alone, might have to forego some investment opportunities if the respective Regulated Entity cannot provide all of the financing required by a potential portfolio company. Portfolio companies may reject an offer of funding arranged by A Regulated Entity Adviser as a result of the Regulated Entity’s inability to commit the entire amount of financing required by the portfolio company in a timely manner. By reducing the number of instances in which a Regulated Entity’s individual or aggregate investment limits require the Regulated Entity Adviser to arrange a syndicated financing with unaffiliated entities, the Regulated Entities likely will be required to forego fewer attractive investment opportunities. With the assets of the Affiliated Funds along with the assets of the other Regulated Entities available for co-investment, there should be an increase in the number of opportunities accessible to each Regulated Entity.

The Regulated Entity Advisers and the Board of each of the Regulated Entities believe that it would be desirable for the Regulated Entities to co-invest with other Regulated Entities and with the Affiliated Funds, and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Regulated Entities.

10 See I.R.C. Section 851(b)(3).

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At least quarterly, the Board of each of the Regulated Entities will review the rationale for the Co-Investment Program and evaluate whether the program remains important to the Regulated Entities.

2.	Mechanics of the Co-Investment Program

In selecting investments for each Regulated Entity, the Regulated Entity Advisers will consider the investment objective, investment policies, investment position, capital available for investment, and other factors relevant to the respective Regulated Entities they advise. Similarly, in selecting investments for the Affiliated Funds, the Affiliated Investment Adviser will choose investments separately for each entity, considering, in each case, the investment objective, investment policies, investment position, capital available for investment, and other factors relevant to that particular investing entity. The Regulated Entity Advisers expect that any portfolio company that is an appropriate investment for a Regulated Entity should also be an appropriate investment for one or more Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification.

A Regulated Entity may, from time to time, form a Wholly-Owned Investment Sub. Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or another Regulated Entity because it would be a company controlled by the Regulated Entity for purposes of section 57(a)(4) and rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Entity that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Amended Order, as though the Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Sub. The Regulated Entity’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the Regulated Entity will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Sub.

The Regulated Entity Adviser, as applicable, will present each Proposed Co-Investment Transaction and the proposed allocation of each investment opportunity to the directors of the relevant Regulated Entity’s Board that are eligible to vote under Section 57(o) (the “Eligible Directors”). The “required majority,” as defined in Section 57(o) (“Required Majority”) of a Regulated Entity will approve each Co-Investment Transaction prior to any investment by the Regulated Entity. No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Regulated Entity.

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All subsequent activity (i.e., exits or Follow-On Investments) in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application.

A Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Entity and Affiliated Fund is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the board of directors of the Regulated Entity has approved that Regulated Entity’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board has not given such approval in advance, any such disposition or Follow-On Investment will be submitted to the Regulated Entity’s Eligible Directors. The Board of a Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Co-Investment Program stipulates that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the applicable Regulated Entity’s purchase be the same as those applicable to the purchase by the other Regulated Entities and/or Participating Funds.

Co-investment opportunities are to be allocated to the Regulated Entities either (a) consistent with the allocation policy of the Regulated Entity Advisers, based on the size recommended by the Regulated Entity Advisers based on such Regulated Entity’s available capital and the investment’s attributes (the “Recommended Amount”), or (b) if the size of the investment available is smaller than the sum of the Recommended Amounts for the Regulated Entities and the Participating Funds, pro rata based on the capital available for the type of investment by the applicable Regulated Entity and the Participating Funds. The amount of such Regulated Entity’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

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B. Applicable Law

1.	Sections 57(a)(4) and 57(i), and Rule 17d-1

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by such BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC or a company controlled by such BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC or controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) and Rule 57b-1

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

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Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

C.	Need for Relief

Co-Investment Transactions may be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Affiliated Funds and the other Regulated Entities fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder, vis-à-vis each Regulated Entity.

First, the Regulated Entities (and their Wholly-Owned Investment Subs) and the Affiliated Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3). An Existing Affiliated Investment Adviser is the investment adviser to each of the Affiliated Funds. A Regulated Entity Investment Adviser is the investment adviser to each of the Regulated Entities. The Existing Affiliated Investment Advisers and the Regulated Entity Advisers are each under the common control of Medley LLC. To the extent that the Regulated Entities and the Affiliated Funds may be deemed to be controlled by or under the common control with the Regulated Entity Advisers, the Regulated Entities (and their Wholly-Owned Investment Subs) and the Affiliated Funds may be deemed affiliated persons within the meaning of Section 2(a)(3).

Second, each Regulated Entity and its Wholly-Owned Investment Subs, may be deemed to be affiliated persons of each other within the meaning of Section 2(a)(3). A Regulated Entity Adviser is the investment adviser to each of the Regulated Entities. To the extent that a Regulated Entity and its Wholly-Owned Investment Sub may be deemed to be controlled by or under common control with each of the Regulated Entity Advisers, each Regulated Entity and its Wholly-Owned Investment Sub may be deemed affiliated persons of each other within the meaning of Section 2(a)(3).

D.	Requested Relief

Accordingly, Applicants respectfully request an Amended Order of the Commission, pursuant to Sections 6(c) and 57(i) and Rule 17d-1, permitting (a) the Existing Affiliated Funds, and any Future Affiliated Funds, to participate with one or more Regulated Entities in the Co-Investment Transactions, and (b) the Regulated Entities to participate in the Co-Investment Transactions with each other.

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E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.11 Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Medley Capital Corporation and its affiliates, for which an order was granted on March 26, 2012 and Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012.12 We also note that the Commission has granted co-investment relief to permit a BDC and its SBIC subsidiary to co-invest with another fund.13

The Commission has, in other circumstances involving transactions by and among a BDC and its wholly-owned BDC/SBIC subsidiaries, permitted a BDC and its wholly-owned BDC/SBIC subsidiaries, and/or any future subsidiaries of the parent, to be treated as “one company.” Subject to certain conditions that are analogous to those in this Application. See Rand Capital Corporation et. al, Investment Company Act Release Nos. 29942 (notice) (February 1, 2012) and 29972 (order) (Feb. 28, 2012). Although not directly on point, this precedent is relevant by analogy, because for purposes of the participating in Potential Co-Investment Transaction, A Regulated Entity and its SBIC Subsidiary should be considered a single entity, in light of their identity of interests and the fact that the Regulated Entity wholly owns the SBIC Subsidiary.

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

11 Gladstone Capital Corporation, et al. Investment Company Act Release Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order); see also In the Matter of Medley Capital Corporation, et. al., Investment Company Act Release Nos. 29968 (Feb. 27, 2012) (notice) and 30009 (Mar. 26, 2012) (order) and Gladstone Capital Corporation, et. al., Investment Company Act Release Nos. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012)(order).

12 See note 11, supra.

13 Main Street Capital Corporation et. al., Investment Company Act Release Nos. 28265 (May 8, 2008) (notice) and 28295 (June 3, 2008) (order).

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Applicants submit that the fact that the Required Majority of each Regulated Entity will approve each Co-Investment Transaction before the investment is made, and other protective conditions set forth in this Application will ensure that the Regulated Entities will be treated fairly. Each Regulated Entity would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions.

If the Regulated Entity Advisers or the Principals, or any person controlling, controlled by, or under common control with the Regulated Entity Advisers or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of A Regulated Entity (the “Shares”), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42).

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Program, because the ability of the Regulated Entity Advisers or the Principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. The Independent Directors shall evaluate and approve any such voting trust or proxy adviser, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

The conditions to which the requested relief will be subject are designed to ensure that the Regulated Entity Advisers, the Affiliated Investment Advisers or the Principals would not be able to favor the Affiliated Funds over the Regulated Entities (or one Regulated Entity over another) through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for a Regulated Entity will also be an attractive investment opportunity for one or more other Regulated Entities and/or one or more Affiliated Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either one Regulated Entity or the Affiliated Funds as opportunities arise.

Applicants submit that the Regulated Entities’ participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants believe that the conditions will ensure that the Regulated Entity Advisers, the Affiliated Investment Advisers and the Principals would not be able to favor the Affiliated Funds over the Regulated Entities (or one Regulated Entity over another) through the allocation of investment opportunities among them because, as a guiding principle, the conditions permit a co-investment transaction only if the Eligible Directors have made a determination that the proposed investment would not benefit an affiliated person other than the fund participating in the transaction and then only to the extent strictly permitted by the conditions.

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G. Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. Each time A Regulated Entity Adviser or any member of the Affiliated Investment Advisers considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Entity that falls within the then-current Objectives and Strategies of a Regulated Entity,14 the appropriate Regulated Entity Adviser will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2. (a) If a Regulated Entity Adviser deems a Regulated Entity’s participation in any Potential Co-Investment Transaction to be appropriate for such Regulated Entity, it will then determine an appropriate level of investment for such Regulated Entity.

(b) If the aggregate amount recommended by A Regulated Entity Adviser to be invested by the Regulated Entities in such Potential Co-Investment Transaction, together with the amount proposed to be invested by each Participating Fund, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on each participating party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Regulated Entity Advisers will provide the respective Eligible Directors with information concerning each party’s available capital to assist the Eligible Directors with their review of such Regulated Entity’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Regulated Entity Advisers will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Participating Fund and/or Regulated Entity, to the Eligible Directors of the each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with any Regulated Entity and/or any Participating Fund only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority of the Regulated Entity concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its stockholders and do not involve overreaching in respect of the Regulated Entity or its stockholders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the Regulated Entity’s stockholders; and

14 “Objectives and Strategies” means the Regulated Entity’s investment objectives and strategies, as described in the Regulated Entity’s registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Securities Exchange Act of 1934, as amended, and the Regulated Entity’s reports to stockholders. In the case of a Subsidiary, the objectives and strategies would be disclosed in the parent Regulated Entity’s Form N-2 or other such regulatory filings.

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(B) the Regulated Entity’s then-current Objectives and Strategies.

(iii) the investment by another Regulated Entity or one or more Participating Funds would not disadvantage the Regulated Entity, and participation by such Regulated Entity is not on a basis different from or less advantageous than that of any Participating Fund or other Regulated Entity; provided that, if any Participating Fund or other Regulated Entity, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any;

(B) the Regulated Entity Adviser agrees to, and does, provide periodic reports to the Board of the applicable Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any other Regulated Entity or any Participating Fund or any affiliated person of either receives in connection with the right of a Participating Fund or other Regulated Entity to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any Participating Funds (who may, in turn, share their portion with their affiliated persons) and the participating Regulated Entities in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Entity will not benefit the Regulated Entity Advisers, the Affiliated Funds or other Regulated Entities, or any affiliated person of any of them (other than the other parties to the Co-Investment Transaction), except (a) to the extent permitted by condition 13; (b) to the extent permitted by Sections 17(e) or 57(k), as applicable; (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Regulated Entity Advisers will present to the Board of each Regulated Entity, as applicable, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Affiliated Funds and other Regulated Entities during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the respective Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

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5. Except for follow-on investments made pursuant to condition 8 below, a Regulated Entity will not invest in reliance on the Amended Order in any portfolio company in which any other Regulated Entity, any Affiliated Fund, or any affiliated person of any other Regulated Entity or Affiliated Fund is an existing investor.

6. A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for such Regulated Entity as for the Participating Funds and/or other Regulated Entities. The grant to an Affiliated Fund or another Regulated Entity, but not such Regulated Entity, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any of the Participating Funds or other Regulated Entities elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the investment adviser to each such Participating Fund or Regulated Entity will:

(i) notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Entity in the disposition.

(b) Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any Participating Funds and any other Regulated Entities. .

(c) A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and the Participating Funds in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the applicable Regulated Entity has approved as being in the best interests of the applicable Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the applicable Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Regulated Entity Adviser will provide its written recommendation as to such Regulated Entity’s participation to the Eligible Directors, and such Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in such Regulated Entity’s best interests.

(d) Each Regulated Entity and each of the Participating Funds will bear its own expenses in connection with any such disposition.

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8. (a) If any Affiliated Fund or other Regulated Entity desires to make a Follow-On Investment, in a portfolio company whose securities were acquired by the Regulated Entity and any of the Affiliated Funds in a Co-Investment Transaction, the investment adviser to each such Affiliated Fund or Regulated Entity will:

(i) notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment by each Regulated Entity.

(b) A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and Participating Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the applicable Regulated Entity has approved as being in the best interests of such Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the applicable Regulated Entity Adviser will provide its written recommendation as to such Regulated Entity’s participation to the Eligible Directors, and such Regulated Entity will participate in such follow-on investment solely to the extent that a Required Majority determines that it is in such Regulated Entity’s best interests.

(c) If, with respect to any follow-on investment:

(i) the amount of the opportunity is not based on the Regulated Entities’ and the Participating Funds’ outstanding investments immediately preceding the follow-on investment; and

(ii) the aggregate amount recommended by the applicable Regulated Entity Adviser to be invested by each Regulated Entity in such Co-Investment Transaction, together with the amount proposed to be invested by the Participating Funds and/or other Regulated Entity, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the amount to be invested by each such party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d) The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in the Application.

9. The Independent Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Funds that the Regulated Entity considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Entity considered but declined to participate in, comply with the conditions of the Amended Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Entities of participating in new and existing Co-Investment Transactions.

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10. Each Regulated Entity will maintain the records required by section 57(f)(3) as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11. No Independent Director of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act) of, any of the Affiliated Funds.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Regulated Entity Advisers or the Existing Affiliated Investment Advisers under their respective investment advisory agreements with the Regulated Entities and the Participating Funds, be shared by the applicable Regulated Entities and the Participating Funds in proportion to the relative amounts of their securities held or being acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 57(k)(2) or 17(e)(2), as applicable) received in connection with a Co-Investment Transaction will be distributed to the applicable Regulated Entities and the Participating Funds on a pro rata basis based on the amounts each invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an

Regulated Entity Adviser or any other adviser that is part of the Affiliated Investment Advisers pending consummation of the transaction, the fee will be deposited into an account maintained by the Regulated Entity Adviser or such other adviser, as the case may be, at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among each applicable Regulated Entity and each Participating Fund based on the amount each invests in such Co-Investment Transaction. None of the Affiliated Funds, Regulated Entity Advisers, Existing Affiliated Investment Advisers, or any affiliated person of any of the Regulated Entities will receive additional compensation or remuneration of any kind (other than (a) in the case of the Regulated Entities and the Participating Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Regulated Entity Advisers and the Affiliated Advisers, investment advisory fees paid in accordance with the Regulated Entity’s and Affiliated Funds’ governing agreements) as a result of or in connection with a Co-Investment Transaction.

14. If the Regulated Entity Advisers, the Principals, any person controlling, controlled by, or under common control with the Regulated Entity Advisers or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting securities of a Regulated Entity (“Shares”), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42).

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15. The Regulated Entity Advisers and the Affiliated Investment Advisers will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each Regulated Entity Adviser will be notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies of any Regulated Entity it advises and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

III. PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Amended Order to:

Brook Taube

Medley Capital Corporation

Seth Taube

Sierra Income Corporation

375 Park Avenue, Suite 3304

New York, NY 10152

(212) 759-0777

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Amended Order to:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Sutherland Asbill & Brennan LLP

700 6th Street, N.W.

Washington, DC 20001

(202) 383-0100

B.	Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that MCC and Sierra, by resolution duly adopted on March 23, 2012 and June 8, 2012 (attached hereto as Exhibits A and B), have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act, for an amended order permitting certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

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All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 14th day of January, 2013.

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MCC ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MEDLEY CAPITAL LLC, MEDLEY

OPPORTUNITY FUND LP, MEDLEY

OPPORTUNITY FUND LTD, MEDLEY GP LLC,

MEDLEY OPPORTUNITY FUND II LP,

MEDLEY OPPORTUNITY FUND II (CAYMAN)

LP, MOF II GP LLC, MOF II GP (CAYMAN)

LTD., MOF II MANAGEMENT LLC, MEDLEY

SBIC, LP, MEDLEY SBIC GP, LLC, MEDLEY

CREDIT STRATEGIES MASTER LP, MEDLEY

CREDIT STRATEGIES GP LLC, MEDLEY

CREDIT STRATEGIES LLC.

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By:	/s/ Brook Taube
Name: Brook Taube
Authorized Person

SIERRA INCOME CORPORATION

By:	/s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer

SIC ADVISORS, LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

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VERIFICATION

The undersigned states that he has duly executed the foregoing Amendment No. 2 to the Application, dated as of the date first above written, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MCC ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MEDLEY CAPITAL LLC, MEDLEY

OPPORTUNITY FUND LP, MEDLEY

OPPORTUNITY FUND LTD, MEDLEY GP LLC,

MEDLEY OPPORTUNITY FUND II LP,

MEDLEY OPPORTUNITY FUND II (CAYMAN)

LP, MOF II GP LLC, MOF II GP (CAYMAN)

LTD., MOF II MANAGEMENT LLC, MEDLEY

SBIC, LP, MEDLEY SBIC GP, LLC, MEDLEY

CREDIT STRATEGIES MASTER LP, MEDLEY

CREDIT STRATEGIES GP LLC, MEDLEY

CREDIT STRATEGIES LLC.

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By:	/s/ Brook Taube
Name: Brook Taube
Authorized Person

SIERRA INCOME CORPORATION

By:	/s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer

SIC ADVISORS, LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

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EXHIBIT A

Resolution of the Board of Directors of

MEDLEY CAPITAL CORPORATION

RESOLVED, that the Board of MCC is hereby authorized in the name and on behalf of MCC to submit and cause to be filed with the SEC an application for an amendment to the order from the SEC dated as of March 26, 2012 (Inv. Co. Rel. No. 30009), in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the Board (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

(Adopted on March 23, 2012)

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EXHIBIT B

Resolution of the Board of Directors of

SIERRA INCOME CORPORATION

WHEREAS, the Board has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which was provided to the Board, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form presented to the Board; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the President, Chief Executive Officer, Chief Financial Officer, or Secretary of the Company are Authorized Officers of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”).

(Adopted on June 8, 2012)

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